FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                         For the month of November 1999
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                     Form 20 - F [ X ]     Form 40 - F  [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [   ]  No [ X ]

This Form 6-K consists of:

Form 8-A for registration of certain classes of securities pursuant to section 12 (b) or (g) of the securities exchange act of 1934.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  VASOGEN INC.


                                  By /s/Christopher  Waddick
                                     -------------------------------------
                                  (Name: Christopher  Waddick)
                                  (Title:   Vice-President, Finance & CFO)

Date:  November 22, 1999

Vasogen Inc.                                         INVESTOR CONTACT

2155 Dunwin Drive, Suite 10                          Trevor Burns
Mississauga, ON, Canada  L5L 4M1                     Investor Relations
tel  (905) 569-2265   fax  (905) 569-9231            tel  (905) 569-9065
http://www.vasogen.com                               e-mail investor@vasogen.com
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

                 VASOGEN TO LIST ON THE AMERICAN STOCK EXCHANGE

Toronto, Ontario (November 22, 1999) - Vasogen Inc. (TSE:VAS; OTC BB:VSOGF) is pleased to announce that the Company's common shares have been approved for listing on The American Stock Exchange. Vasogen has chosen Spear Leeds & Kellogg, of New York, New York, to serve as specialist or "market-maker" on the floor of the Exchange. The Registrar and Transfer Company of Cranford, New Jersey, has been retained to act as co-transfer agent in the United States. Trading on the AMEX under the symbol "MEW" will commence on November 23, 1999. Upon commencement of AMEX trading, the OTC BB listing will be discontinued.

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases.
       These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.